==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 67)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

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


                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.     Additional Information.

          On January 10, 2002, Weyerhaeuser extended the Offer until 12:00 midnight New York City time on Wednesday, February 27, 2002. The text of a press release issued by Weyerhaeuser on January 10, 2002, announcing the extension of the Offer, is filed as Exhibit (a)(5)(NNN) hereto.

Item 12.     Exhibits.

(a)(5)(NNN)  Press release issued by Weyerhaeuser Company, dated
             January 10, 2002.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                        by

                                            /s/ STEVEN R. ROGEL
                                            -------------------------
                                            Name:  Steven R. Rogel
                                            Title: President


                                        WEYERHAEUSER COMPANY,

                                        by

                                            /s/ STEVEN R. ROGEL
                                            -------------------------
                                            Name:  Steven R. Rogel
                                            Title: President and Chief
                                                   Executive Officer


Dated: January 10, 2002

                                                           Exhibit (a)(5)(NNN)

                                                   [Weyerhaeuser Company logo]

Press Release

For Immediate Release

              WEYERHAEUSER PLEASED WITH WILLAMETTE TENDER RESULTS

FEDERAL WAY, Wash., January 10, 2002 - Weyerhaeuser Company (NYSE: WY) today announced that it has extended its $55 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL) until midnight, New York City time, on February 27, 2002.

As of midnight, New York City time, on January 9, 2002, Willamette shareholders had tendered and not withdrawn approximately 70 million shares pursuant to Weyerhaeuser's tender offer. This represents approximately 64 percent of Willamette's outstanding common shares.

Steven R. Rogel, chairman, president, and chief executive officer of Weyerhaeuser, stated, "We are gratified to receive this level of support from the Willamette shareholders. We hope that the Willamette board of directors will view the tender results as a referendum on Willamette's competing value alternatives. Willamette shareholders have demonstrated their clear preference to complete a transaction with Weyerhaeuser and not to enter into a transaction with Georgia-Pacific.

"A combination of Willamette and Weyerhaeuser will create the premier forest products company, with its headquarters in the Pacific Northwest. The combined company will have high quality management and assets focused on complementary products. Working together we can accomplish great things," Mr. Rogel said.

IMPORTANT INFORMATION
Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 27, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire. Weyerhaeuser intends to nominate three additional nominees for election to the Willamette board at the company's next annual meeting. However, if Willamette consummates a transaction involving the Georgia-Pacific building products business, Weyerhaeuser will withdraw its offer.





                                    -more-

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


   Analysts                                                 Media
   Kathryn McAuley        Joele Frank / Jeremy Zweig        Bruce Amundson
   Weyerhaeuser           Joele Frank, Wilkinson            Weyerhaeuser
   (253) 924-2058         Brimmer Katcher                   (253) 924-3047
                          (212) 355-4449


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